May 22, 2009

Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

Re:	Form 10-K for the fiscal year ended December 31, 2008

File No. 1-3247

Ladies and Gentlemen:

We are responding to the comments in the Securities and Exchange Commission (the “Staff”) letter dated April 24, 2009 to Mr. James B. Flaws of Corning Incorporated (“Corning”). For your convenience, we have included the Staff’s comments below followed by our related response.

Form 10-K for the year ended December 31, 2008

General

1.

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Company response

As noted below, we will include revised or additional disclosures in our Form 10-Q for the second quarter of 2009 and subsequent filings, as appropriate. For your convenience, new disclosures and additions to previously-made disclosures have been underlined.

Management’s Discussion and Analysis, page 21

2.

You discuss the impact of the global economic environment on your 2008 results as well as the expected impact for 2009 in terms of sales and profitability. Please expand your discussion to address the following:

•	Please also address the expected impact of the global economic environment on your liquidity and capital resources. Refer to Items 303(a)(1) and (2) of Regulation S-K;
•

Please consider what additional quantitative disclosures can be provided to convey to investors the current and ongoing risks related to the recoverability of your assets. Detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. You should consider providing additional quantitative disclosures related to each type of potential impairment charge, including charges related to short-term investments, equity method investments, property, goodwill and other intangible assets. Please consider disclosing whether there are more risks and exposures related to certain assets which make it more likely for them to be impaired;

•

Your outlook for the Display Technologies segment provides quantitative disclosures regarding the expected impact of the global recession on 2009 net sales. We encourage you to consider providing similar quantitative disclosures for your other segments. Please also consider discussing the expected impact of 2009 net sales on your profitability; and

•

You discuss the extent to which each segment has concentrated customer bases. Please consider discussing whether the global economic environment has notably impacted any of your significant customers which has or could also impact your net sales, profitability, and/or liquidity.

Company response (first bullet point)

Regarding Item 303(a)(1), on page 37 of Management’s Discussion and Analysis, we disclosed that we have adequate sources of liquidity and we are confident in our ability to generate cash to meet existing or reasonably likely future cash requirements. Regarding Item 303(a)(2), we disclosed our only material commitment for capital expenditures on pages 22 and 34 of Management’s Discussion and Analysis where we identified approximately $525 million of our 2009 capital spending plan related to commitments made in 2008. To address possible changes to equity, we disclosed our existing share repurchase program and noted that we did not intend to make further share repurchases until economic conditions and Corning’s cash flow performance improve.

To be responsive to the Staff’s comments, we will add the following language to Management’s Discussion and Analysis in our next quarterly filing and in future filings to more clearly address Items 303(a)(1) and (2) of Regulation S-K, as appropriate:

Management Assessment of Liquidity

Management is not aware of any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in our liquidity. In addition, other than items discussed, there are no known material trends, favorable or unfavorable, in our capital resources and no expected material changes in the mix and relative cost of such resources.

Company response (second bullet point)

In response to the Staff’s question about disclosures related to the recoverability of assets, we will add specific disclosures which address the recoverability of and describe our review for the impairment of short-term investments, equity method investments, property, goodwill and other intangible assets elsewhere in this letter. Impairment of short-term investments is addressed in our response to question 6. Impairment of equity method investments is addressed in our response to questions 8 and 9. Impairment of property, goodwill, and other intangible assets is addressed in questions 3, 4, and 5. Although current market conditions may impact our businesses differently, our assessments indicate that the carrying values of our assets are recoverable. We have indicated the risks associated with our analyses in each response.

Company response (third bullet point)

The Staff has inquired about the global recession and its impact on our segments. In our 2008 Form 10-K, in the outlook section for four of our five reportable operating segments, we disclosed that we expected performance to be negatively impacted by the global economic recession. We routinely disclose forward-looking information in our SEC filings. We generally disclose quantitative forward looking information for the net sales of our Display Technologies segment, which is our largest segment. We provide either quantitative or qualitative forward looking information for the net sales of our other operating segments, and, when available, we provide forward looking market or industry data. We do not provide forward looking information about the profitability of our operating segments.

Company response (fourth bullet point)

Regarding the potential impact of the global economic environment on our significant customers, we complete comprehensive reviews of our significant customers and their creditworthiness by analyzing their financial statements at least annually, and more frequently for customers where we have identified a measure of increased risk. We closely monitor payments and developments which may signal possible customer credit issues. In accordance with SOP 94-6, we disclose the concentrated customer bases of our operating segments in Management’s Discussion and Analysis and in accordance with SFAS 131, we disclose revenues from transactions with any customer that amounted to 10% or more of our total revenues in Note 4 (Significant Customers) to our consolidated financial statements. Although we have not identified any material risks, other than the customer concentrations we have described, we will add the following disclosure to Management’s Discussion and Analysis in our next quarterly filing and in future filings, as appropriate, to more clearly address the Staff’s concerns:

Operating Segments

Display Technologies

The Display Technologies segment has a concentrated customer base comprised of LCD panel and color filter makers primarily located in Japan and Taiwan. For 2008, AUO, Chi Mei Optoelectronics Corporation, and Sharp Corporation, which individually accounted for more than 10% of segment net sales, accounted for 65% of total segment sales when combined. Our customers face the same global economic dynamics as we do in this market. We believe panel makers in Taiwan have been more significantly impacted by the current economic downturn given their relative size when compared to Korean panel makers who have a stronger presence in the end market for LCD products. While we are not aware of any significant customer credit issues, our near-term sales and profitability would be impacted if any individual customers were unable to continue to purchase our products.

Environmental Technologies

The Environmental Technologies segment sells to a concentrated customer base of manufacturers of catalyzers and emission control systems, who then sell to automotive and diesel engine manufacturers. Although our sales are mainly to the emission control systems manufacturers, the use of substrates and filters is generally required by the specifications of the automotive and diesel engine manufacturers. Our customers and their customers are experiencing the negative impact of the automotive and freight industry downturns. In 2008, three customers of the Environmental Technologies segment, which individually accounted for more than 10% of segment net sales, accounted for 81% of total segment sales. While we are not aware of any significant customer credit issues with our direct customers, our near-term sales and profitability would be impacted if any individual customers were unable to continue to purchase our products.

Management Assessment of Liquidity

We complete comprehensive reviews of our significant customers and their creditworthiness by analyzing their financial statements at least annually or more frequently for customers where we have identified a measure of increased risk. We closely monitor payments and developments which may signal possible customer credit issues. We currently have not identified any potential material impact on our liquidity resulting from customer credit issues.

Critical Accounting Estimates, page 39

Impairment of assets held for use, page 39

3.

You state that an impairment assessment requires the exercise of judgment in assessing the future use of and projected value to be derived from the impaired assets to be held and used. We assume, given your inclusion of this item within your discussion of critical accounting estimates, that this requires estimating future cash flows and relevant discount rates and terminal values to estimate the current fair value of the assets to be held and used. In this regard, please expand your critical accounting policy to provide additional insight on how you perform your impairment analysis of long-lived assets under SFAS 144. Please consider including the following:

•

Please disclose how you determine when long-lived assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances;

•	Please disclose what consideration you gave to assets that have been idled including those assets that you discuss on page 14 that were temporarily idled in the Display Technologies segment;
•

Please expand your discussion of the significant estimates and assumptions used to determine estimated future cash flows and fair value. You should discuss how sensitive fair value estimates are to each of these significant estimates and assumptions and whether certain estimates and assumptions are more subjective than others; and

•	For any asset groups for which the carrying value was close to the fair value, including any asset groups with idle capacity, please consider disclosing the carrying value of the asset groups.

Company response

As of December 31, 2008, our review did not identify any events or circumstances that indicated that the carrying value of our long-lived assets may not be recoverable. As a result, we were not required to perform the undiscounted cash flow test under SFAS 144. Although we were not required to perform the fair value assessment step under SFAS 144, we do not believe we have any instances where the carrying value of our long-lived assets is close to fair value.

In response to the Staff’s comments, presented below are the disclosures that will be provided in Critical Accounting Estimates in Management’s Discussion and Analysis in our next quarterly filing and in future filings, as appropriate:

Critical Accounting Estimates

Impairment of assets held for use

SFAS 144 requires us to assess the recoverability of the carrying value of long-lived assets when an indicator of impairment has been identified. We review our long-lived assets in each quarter in which impairment indicators are present. We must exercise judgment in assessing whether an event of impairment has occurred.

Examples of events or circumstances that may be indicative of impairments include:

•	A significant decrease in the market price of an asset;
•	A significant change in the extent or manner in which a long-lived asset is being used or in its physical condition;
•	A significant adverse change in legal factors or in the business climate that could affect the value of the asset, including an adverse action or assessment by a regulator;
•	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of an asset;
•

A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of an asset; and

•	A current expectation that, more likely than not, an asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets is grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We must exercise judgment in assessing the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the majority of our reporting segments, we concluded that locations or businesses which share production along the supply chain must be combined in order to appropriately identify cash flows that are largely independent of the cash flows of other assets and liabilities.

For long-lived assets, when impairment indicators are present, we compare estimated undiscounted future cash flows to the assets’ carrying value to determine if the asset group is recoverable. This assessment requires the exercise of judgment in assessing the future use of and projected value to be derived from the assets to be held and used. Assessments also consider changes in asset utilization, including the temporary idling of capacity and the expected timing for placing this capacity back into production. If there is an impairment, a loss is recorded to reflect the difference between the assets’ fair value and carrying value. This may require judgment in estimating future cash flows and relevant discount rates and residual values in estimating the current fair value of the impaired assets to be held and used.

The fair value of long-lived assets is determined using an “income approach” that starts with the forecast of all the expected future net cash flows. Some of the more significant estimates and assumptions include: market size and growth, market share, projected selling prices, manufacturing cost and discount rate. Our estimates are based upon our historical experience, our commercial relationships, and available external information about future trends. We believe fair value assessments are most sensitive to market growth and the corresponding impact on volume and selling prices and that these are also more subjective than manufacturing cost and other assumptions. The Company believes its current assumptions and estimates are reasonable and appropriate.

As of December 31, 2008, we have not identified any instances where the carrying values of our long-lived assets were not recoverable.

Financial Statements

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

Property, Net of Accumulated Depreciation, page 62

4.

You state that manufacturing equipment includes certain components of production equipment that are coated with or constructed of precious metals and that these metals have an indefinite useful life because they will be returned to their elemental state and reused or sold. Please clarify whether you have property recorded with indefinite useful lives. If so, please disclose the amount of property with indefinite useful lives and, if material, how you test these assets for impairment.

Company response

We have disclosed that certain components of our production equipment are coated with or constructed of precious metals. The carrying value of precious metals is included in the manufacturing equipment category of our disclosure because precious metals are integral to the equipment of which they are a part and critical to our manufacturing processes. We respectfully submit to the Staff that our disclosure adequately meets the requirements of Rule 5-02 of Regulation S-X and APB 12.

Property with indefinite useful lives is tested for impairment as part of the appropriate asset grouping under SFAS 144 which requires us to assess the recoverability of the carrying value of long-lived assets when an event of impairment has occurred. Please see our response to question 3 above which describes our process for impairment testing under SFAS 144.

Goodwill and Other Intangible Assets, page 62

5.

In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please disclose the following in the notes to the financial statements or in critical accounting estimates:

•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;
•

Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;

•	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used);
•

Address your consideration of the recurring losses recorded in the Specialty Materials segment in your impairment analysis. We note that this segment recorded losses before minority interest and equity earnings in the year ended December 31, 2008 and December 31, 2007; and

•	To the extent the estimated fair value of your reporting units do not materially exceed your carrying amount, please disclose these amounts and address the following:
o	Better discuss your estimates and assumptions regarding the duration of the ongoing economic downturn and the period and strength of recovery;
o	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes;
o	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
o	How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Company response

At December 31, 2008, we reported the following balances by operating segment in Note 9 (Goodwill and Other Intangible Assets) to the consolidated financial statements:

Goodwill

There were no changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2007. Balances by segment are as follows (in millions):

	Telecommunications	Display Technologies	Specialty Materials	Total

Balance at December 31, 2008	$118	$9	$150	$277

To be responsive to the Staff’s comments, presented below are the disclosures that will be provided in Critical Accounting Estimates in Management’s Discussion and Analysis in our next quarterly filing and in future filings, as appropriate:

Critical Accounting Estimates

Impairment of goodwill

SFAS 142 requires us to make certain subjective and complex judgments on a number of matters, including assumptions and estimates used to determine the fair value of our reporting units.

Our annual goodwill recoverability assessment is completed in the fourth quarter, as it is traditionally based on our annual strategic planning process. This process includes an extensive review of expectations for the long-term growth of our businesses and forecasting future cash flows. Our valuation method is an “income approach” using a discounted cash flow model in which cash flows anticipated over several periods, plus a terminal value at the end of that time horizon are discounted to their present value using an appropriate rate of return. Our estimates are based upon our historical experience, our current knowledge from our commercial relationships, and available external information about future trends. As disclosed in Note 9 (Goodwill and Other Intangible Assets) to the consolidated financial statements, Corning’s goodwill relates primarily to the Telecommunications and Specialty Materials operating segments.

Telecommunications

Goodwill for the Telecommunication segment is tested at the operating segment level. We have aggregated the Telecommunications operating segment businesses into a single reporting unit for goodwill impairment testing based on the manner in which we operate our businesses; the vertically integrated nature of these operations; shared assets, operating and finance resources, and management; the nature of production processes and the regulatory environment; and the shared support and benefit from common research and development activity.

Results for the Telecommunications segment in 2008 were down slightly when compared with 2007. We expect the worldwide telecommunications industry market to be negatively impacted by the global recession with lower sales in 2009 than in 2008. The results of our impairment tests in 2008 indicated that the fair value of the reporting unit exceeded its book value by a significant amount. A discount rate of 10% was used in 2008 and 12% in 2007. We determined a range of discount rates between 8% and 12% would not have affected our conclusion.

Specialty Materials

Goodwill for the Specialty Materials segment is tested at the component level, which is one level below an operating segment, because the goodwill is the result of transactions associated with certain businesses in this operating segment. Although the Specialty Materials segment had small reported losses in 2007 and 2008, we expect in the near term new products will partially offset some of the declines resulting from the current economic conditions, and we anticipate growth in new products will also improve longer-term profitability. The results of our impairment test in 2008 indicated that the fair value of the reporting unit significantly exceeded its book value. A discount rate of 10% was used in 2008 and 12% was used in 2007. We determined a range of discount rates between 8% and 12% would not have affected our conclusion.

Note 3. Short-term Investments, page 66

6.

You recorded other-than-temporary impairments related to financial industry securities and asset-backed debt securities during 2008. Please expand your disclosure related to your investments held and impairment analyses to provide all the disclosures required by FSP 115-2.

Company response

Corning will adopt FSP 115-2 in the second quarter of 2009. Below is the disclosure that will be provided in Note 3 (Short-term Investments) to the consolidated financial statements in our next quarterly filing and in future filings as required. Modifications to comply with FSP 115-2 are underlined.

Note 3. Short-term Investments

Unrealized losses included temporary impairments of asset-backed securities with a fair value of $33 million at March 31, 2009. We do not intend to sell, nor do we believe it is more likely than not that we would be required to sell, the $85 million amortized cost-basis of these asset-backed securities (which are collateralized by mortgages) before recovery of their amortized cost basis. As a result, we have classified these securities as long-term assets. It is possible that a significant degradation in the delinquency or foreclosure rates in the underlying mortgages could cause further temporary or other-than-temporary impairments in the future.

The following table provides the fair value and gross unrealized losses of the Company’s investments and the unrealized losses that are not deemed to be other-than-temporarily impaired (in millions), aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at March 31, 2009.

	Period ended March 31, 2009
	Less Than 12 Months		12 Months or Greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Bonds, notes and other securities
U.S. government and agencies	$627				$627
States and municipalities
Asset-backed securities			$ 38	$(52)	$ 38	$(52)
Commercial paper
Other debt securities	$ 48	$(2)	$126	$ (6)	$174	$ (8)
Total short-term investments	$675	$(2)	$164	$(58)	$839	$(60)

Additional tabular disclosure is required for credit losses recognized in earnings under FSP 115-2. We currently do not have any activity that meets this requirement for disclosure. If, in future periods, we incur losses for which a portion of the loss is recognized as a credit loss in the income statement and the remainder of the loss is recognized in accumulated OCI, we will comply with the additional disclosure requirement.

Note 6. Income Taxes, page 67

7.

You concluded that it was more likely than not that you would realize substantially all of your U.S. deferred tax assets because you expect to generate sufficient levels of income in the U.S. Please expand your disclosure as follows:

•	Please describe the nature of the negative evidence you considered in addition to the positive evidence, which you disclose, in reaching this conclusion. Please disclose how the evidence was weighted;
•	Please discuss any significant estimates and assumptions used in your analysis;
•	Please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets;
•

Please include an explanation of the anticipated future trends included in your projections of future taxable income. Confirm to us that the anticipated future trends included in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your reporting units for purposes of testing goodwill for impairment and any other assessment of your tangible and intangible assets for impairment; and

•

Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

Refer to paragraphs 17 through 25 of SFAS 109.

Company response (first bullet point)

In response to the Staff’s request for the nature of negative evidence used in our assessment of the realizability of the Company’s deferred tax assets, we will add the following disclosure to Note 6 (Income Taxes) to the consolidated financial statements in our next quarterly filing and in future filings, as appropriate:

Note 6. Income Taxes

At June 30, 2008, the following items were considered as negative evidence in our valuation allowance assessment, but were less heavily weighted than our positive evidence:

•	Uncertainty of future taxable earnings;
•	Historical utilization of deferred tax assets caused largely by non-recurring items; and
•	Economic and consumer demand uncertainty.

Company response (second bullet point)

Below is the disclosure that will be included in Critical Accounting Estimates in response to the Staff’s inquiry about the realizability of our deferred tax assets and the significant estimates and assumptions used in our analysis. We will include this disclosure in our next quarterly filing and in future filings, as appropriate:

Critical Accounting Estimates

Income taxes

SFAS 109 requires us to exercise judgment about our future results in assessing the realizability of our deferred tax assets. Inherent in this estimation process is the requirement for us to estimate future book taxable income and possible tax planning strategies. These estimates require us to exercise judgment about our future results, the prudence and feasibility of possible tax planning strategies, and the economic environments in which we do business. It is possible that actual results will differ from assumptions and require adjustments to allowances.

In the second quarter of 2008, we released $2.4 billion of valuation allowances because we believe it is more likely than not that we will be able to generate sufficient levels of profitability in the U.S. to realize substantially all of our U.S. deferred tax assets. In the third and fourth quarters of 2008, we released an additional $70 million, and $45 million, respectively, of valuation allowances on our U.S. deferred tax assets as a result of a change in our estimate of current-year U.S. taxable income.

Significant estimates and assumptions used in assessing the realizability of our deferred tax assets included: the long-term stabilization of U.S. income from forecasted royalty income in our Display Technologies operating segment, the long-term growth of our diesel business, and the future success of new products.

In determining our provision for income taxes, we use an annual effective income tax rate based on full year income, permanent differences between book and tax income, and statutory income tax rates. Significant judgment is required in determining the Company’s worldwide income tax position, as well as the effective tax rate.

Company response (third bullet point)

In response to the Staff’s request for the amount of pre-tax income needed to realize our deferred tax assets, we will add the following disclosure to Note 6 (Income Taxes) to the consolidated financial statements in our next quarterly filing and in future filings, as appropriate:

Note 6. Income Taxes

U.S. profits of approximately $8.3 billion dollars will be required to fully realize the deferred tax assets as of December 31, 2008. Of that amount, $3.9 billion of U.S. profits will be required over the next 18 years to fully realize the deferred tax assets associated with federal net operating loss carry forwards.

Company response (fourth bullet point)

In response to the Staff’s request for an explanation of the anticipated future trends included in your projections of future taxable income, we will add the following disclosure to Critical Accounting Estimates in our next quarterly filing and in future filings, as appropriate:

Critical Accounting Estimates

A key trend included in our projections was the rate of penetration of LCD televisions driven by an increase in televisions per household, faster LCD television replacement rates, the continued decline of CRT, and growth in emerging markets such as China. Another key trend included global demand improvements for diesel products based on the timing of new government regulations and economic growth.

We confirm to the Staff that in assessing the realizability of our deferred tax assets, we based our analysis on various forecast scenarios derived from our annual strategic planning process. This is also the basis for our goodwill impairment testing in accordance with SFAS 142.

Company response (fifth bullet point)

In response to the Staff’s question about deferred tax liabilities, at December 31, 2008, Corning had U.S. deferred tax liabilities for fixed assets in the amount of $27 million and unremitted earnings of U.S. joint ventures in the amount of $26 million. The future reversal of these existing taxable temporary differences will create ordinary income in the U.S. prior to the expiration of the NOL carry forward. Although the deferred tax liabilities were included in detailed calculations completed to support the realization of deferred tax assets, they were not highlighted as positive evidence due to the immateriality of the total deferred tax liabilities. The following disclosure will be provided in Note 6 (Income Taxes) to the consolidated financial statements in our next quarterly filing and in future filings, as appropriate:

Note 6. Income Taxes

Deferred tax liabilities totaled $26 million at December 31, 2008, and therefore, were not a significant factor in our assessment of the realizability of deferred tax assets.

Note 7. Investments, page 70

8.

You disclose that the proposed resolution of PCC asbestos claims under the Amended PCC Plan requires you to contribute your equity interests in PCC and PCE and make a fixed series of payments recorded at present value on December 31, 2008. Please disclose the amounts recorded on your balance sheets related to your investments in PCC and PCE. Please also disclose what consideration you gave as to whether these investments were other than temporarily impaired pursuant to paragraph 19(h) of APB No. 18.

Company response

The following disclosure, which provides the carrying value of our investments in PCE and PCC, will be added to Note 7 (Investments) to the consolidated financial statements in our next quarterly filing and in future filings, as appropriate:

Note 7. Investments

At December 31, 2008, the fair value of PCE significantly exceeded its carrying value of $106 million. There have been no impairment indicators for our investment in PCE and we continue to recognize equity earnings of this affiliate. PCC filed for Chapter 11 reorganization in the U.S. Bankruptcy Court on April 16, 2000. At that time, Corning determined that it lacked the ability to recover the carrying amount of its investment in PCC and its investment was other than temporarily impaired. As a result, we reduced our investment in PCC to zero.

9.

Given that equity method investments represent approximately 16% of your total assets as of December 31, 2008, please provide additional insight in your disclosures on how you perform your impairment analysis, including how you determine when there is an other than temporary impairment.

Company response

In response to the Staff’s question on equity method impairment disclosures, we will disclose the following in our next quarterly and future filings, as appropriate, in our Critical Accounting Estimates and in Note 1 (Summary of Significant Accounting Policies) to the consolidated financial statements:

Critical Accounting Estimates

Equity method investments

At December 31, 2008 and 2007, the carrying value of our equity method investments was $3.1 billion. Our two largest equity method investments comprise $2.8 billion, or 93%, of this balance. We review our equity method investments for indicators of impairment on a periodic basis or if an event or circumstances change that indicate the carrying amount may be other-than-temporarily impaired. When such indicators are present, we then perform an in-depth review for impairment. An impairment assessment requires the exercise of judgment related to key assumptions such as forecasted revenue and profitability, forecasted tax rates, foreign currency exchange rate movements, terminal value assumptions, historical experience, our current knowledge from our commercial relationships, and available external information about future trends.

As of December 31, 2008, we have not identified any instances where the carrying values of our equity method investments were not recoverable.

Note 1. Summary of Significant Accounting Policies

Equity Method Investments

Our equity investments are accounted for under the equity method of accounting for investments as required by Accounting Principles Board Opinion 18 “The Equity Method of Accounting for Investments in Common Stock.”

Our equity method investments are reviewed for impairment on a periodic basis or if an event occurs or circumstances change that indicate the carrying amount may be impaired. This assessment is based on a review of the equity investments’ performance and a review of indicators of impairment to determine if there is evidence of a loss in value of an equity investment. Factors we consider include:

•	Absence of our ability to recover the carrying amount;
•	Inability of the equity affiliate to sustain an earnings capacity which would justify the carrying amount of the investment;
•	Significant litigation, bankruptcy or other events that could impact recoverability.

For an equity investment with impairment indicators, we measure fair value on the basis of discounted cash flows or other appropriate valuation methods, depending on the nature of the company involved. If it is probable that we will not recover the carrying amount of our investment, the impairment is considered other-than-temporary and recorded in earnings, and the equity investment balance is reduced to its fair value accordingly. We require our equity method affiliates to provide audited financial statements in accordance with US GAAP. Consequently, required assessments of asset recoverability are included in their results. We also include these financial statements in our recoverability assessment.

Note 11. Debt, page 79

10.

Your disclosures indicate that your debt agreement for the revolving credit facility contains covenants. Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements. For any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Company response

In response to the Staff’s comment, we will include the following revised disclosure in Management’s Discussion and Analysis in our next quarterly filing and in future filings, as appropriate:

Management Assessment of Liquidity

Corning also has access to a $1.1 billion unsecured committed revolving line of credit through November 2011. This facility includes two financial covenants: a leverage ratio and an interest coverage ratio. The required leverage ratio, which measures debt to total capital, is a maximum of 50%. At March 31, 2009, our leverage using this measure was 12%. The required interest coverage ratio, which is an adjusted earnings measure as defined by our facility, compared to interest expense, is a ratio of at least 3.5 times. For the three months ended March 31, 2009, our interest coverage ratio using this measure was 43.5 times.

Our debt instruments contain customary event of default provisions, which allow the lenders the option of accelerating all obligations upon the occurrence of certain events. In addition, the majority of our debt instruments contain a cross default provision, whereby a default on another debt obligation of the Company in excess of a specified amount also would be considered a default under the terms of the instrument. As of March 31, 2009, we were in compliance with all such provisions.

Corning acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please direct accounting questions regarding this response to me at (607) 974-7674. Please direct any questions on other issues to R. Tony Tripeny, Senior Vice President and Corporate Controller at (607) 974-3331.

Sincerely,

/s/ Phillip E. Gorham
Phillip E. Gorham

Assistant Controller

cc:	Wendell P. Weeks, Chairman and Chief Executive Officer
James B. Flaws, Vice Chairman and Chief Financial Officer
Vincent P. Hatton, Sr. Vice President & General Counsel
R. Tony Tripeny, Sr. Vice President & Corporate Controller
Kurt M. Landgraf, Chairman, Corning Board of Directors Audit Committee
Mike Thiessen, PricewaterhouseCoopers LLP
Stephen T. Giove, Shearman & Sterling